February 21, 2019
VIA EDGAR
Ms. Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Pacific Office Properties Trust, Inc. PREM14C filed January 25, 2019 File No. 1-09900 Schedule 13E-3 filed January 28, 2019 Filed by Shidler Equities L.P. et al. File No. 5-39689
Dear Ms. Chalk:
On behalf of our client, Pacific Office Properties Trust, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated February 12, 2019, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 1 to Schedule 14C (the “Information Statement”) and Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”) that reflect the Company’s responses to your comments.
Schedule 14C
Special Factors – Background of the Merger, page 11

1.
We note the following statement on page 15 of the information statement: “The consideration to be paid to the stockholders in the Merger is an arbitrary amount proposed by Buyer and was not based on any valuation methodology.” Please explain how Buyer came up with the merger consideration and how it considered its fairness (see comments below).

Response: The disclosure on page 15 of the Information Statement has been revised in response to the Staff’s comment.

200 West Madison Street, Suite 3900 | Chicago, Illinois 60606 | T. 312.984.3100 | F. 312.984.3150 | bfkn.com

United States Securities and Exchange Commission
February 21, 2019

Summary of Financial Analysis by Duff & Phelps, page 21

2.
Please expand the description of the analysis performed by Duff and Phelps to include the results of the DCF analysis and to provide a per share valuation range yielded by the asset value analysis on page 23.

Response: The disclosure on page 23 has been revised to include the results of the DCF analysis on a per asset basis. The Company believes that reflecting the asset valuation range on per share basis would be misleading and is not appropriate because such per share amounts would not reflect the impact of the Company’s outstanding indebtedness on the equity value per share. The asset valuation factored into the contingent claims analysis, which resulted in an estimated value per share of Senior Common Stock to be in the range of $0.06 to $0.91. This valuation range yielded by the contingent claims analysis has been disclosed.

3.	Explain how Duff and Phelps chose the asset volatility rate of 12.5% used to conduct its contingent claims analysis.
Response: In response to the Staff’s comment, the disclosure on page 24 of the Information Statement has been revised to explain how Duff & Phelps chose the asset volatility rate.

4.
The summary of the Duff and Phelps fairness analysis references projections and forecast information provided to Duff and Phelps by the Company. We are unable to locate disclosure of such information in the proxy statement. Please revise or advise.

Response: Although Duff & Phelps received Argus models for each of the two wholly-owned properties to form a basis of its asset valuation of those properties, it did not receive projections or forecasts for the Company on a consolidated basis. The intent of the disclosure referenced in this comment was to indicate that any of such information which may have been provided to Duff & Phelps was reasonably prepared and based upon the best currently available information and good faith judgment of the person providing the information. Because this concern is also addressed by the other assumptions described in the Information Statement, the assumption referencing forecasts and projections has been deleted.

5.
Did Duff and Phelps provide a “board book” or other written materials to the Board in connection with its analysis of this going private transaction? If so, those written materials should be filed as an exhibit to the Schedule 13E-3 and described in reasonable detail in the disclosure document. Please advise or revise. See Item 1016(c) of Regulation M-A and Item 16 of Schedule 13E-3.

Response: The fairness analysis prepared for the Company’s Board of Directors has now been filed as Exhibit (c)(2) to the Schedule 13E-3. The Company believes that the disclosure under the heading “Opinion of Duff & Phelps, LLC – Summary of Financial Analyses by Duff & Phelps” beginning on page 22 of the Information Statement describes this analysis in reasonable detail.

United States Securities and Exchange Commission
February 21, 2019

Fairness of the Proposed Merger, page 25

6.
Expand the discussion of how the Board assessed and reached the conclusion that the merger is procedurally fair. The brief discussion on page 26 asserts that the Board concluded it is procedurally fair because “unless the Merger is allowed to proceed, those holders would likely never realize any payment on their shares.” This assessment does not appear to address the fairness of the procedure versus the substance of this transaction. Please revise.

Response: In response to the Staff’s comment, the disclosure regarding the fairness of the proposed merger on page 27 has been revised.
Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger, page 28

7.
Please expand on the reasons for the merger and for its timing from the perspective of Mr. Shidler and his affiliates other than the Company. In this regard, we note that he initiated the transaction so his reasons for the timing of proposing it may be important for shareholders to evaluate and understand it and would seem to be different than for the Company reacting to his proposal.

Response: The disclosure on page 28 of the Information Statement has been revised in response to the Staff’s comment.

8.
See our last comment above. Additionally address what alternatives were considered by transaction parties other than the Company. See Item 1013(b) of Regulation M-A. If no alternatives were considered, so state, and explain why not.

Response: The disclosure on page 29 of the Information Statement has been revised in response to the Staff’s comment.
Financing, page 28

9.	Please fill in the blank for the total transaction value. Figures that are subject to change may be bracketed.
Response: In response to the Staff’s comment, the estimated total amount of funds necessary to complete the Merger has been provided. Please see page 29 of the Information Statement.

United States Securities and Exchange Commission
February 21, 2019

Financial Information

10.	Please provide the ratio of earnings to fixed charges data required by Item 1010(a)(3) of Regulation M-A.
Response: The Company has not included the ratio of earnings to fixed charges because the requirement to provide such ratio pursuant to Item 1010(a)(3) of Regulation M-A was deleted pursuant to SEC Release No. 33-10532, Disclosure Update and Simplification, August 17, 2018 (effective November 5, 2018).
We acknowledge and confirm on behalf of the filing persons on the Schedule 13E-3 that such filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (312) 984-3100.
Sincerely,

/s/ Jeremy R. Heckman

Jeremy R. Heckman

cc:    Lawrence J. Taff
    Pacific Office Properties Trust, Inc.